Exhibit 99

The Progressive Corporation

Letter to Shareholders

Second Quarter 2012

In short, the second quarter results were disappointing. We’re very clear about our expectation, “to grow as fast as possible at a 96 combined ratio or better,” and we did not achieve that for the quarter, posting a 97.6 combined ratio—perhaps acceptable by other measuring sticks—not by ours. The 8% premium growth is notable and positive, but less so at this profit margin. While the immediate condition is serious, the diagnosis and treatment plan is well within our control.

A quarter earlier in this letter I referenced an emerging view of accelerating claims severity, uncertain, but at that time favorable, frequency trends, weather events that while not dramatically different from the prior year have been materially greater than for non-Katrina years of the prior decade, and for our motorcycle product an increased exposure via favorable weather riding days—and labeled the environment a “dangerous combination.” With the benefit of three more months, it is clearer that our concern was well placed, but even so our actions underestimated and lagged what we now know was necessary. Our rate revision infrastructure is in fully responsive mode and we expect to have prices in-market that best reflect our current views of rate adequacy in early third quarter. That adequacy will take time to be fully reflected in our renewal book, but we appreciate the six month policy terms our auto book is written under for exactly this reason.

What changed? Favorable frequency in the first quarter did not persist in the second and, while frequency trends over many years have been favorable and remain low relative to the early 2000’s, they are increasing relative to more recent pricing assumptions, notably in bodily injury. The larger story, however, is claims severity. Whether fixing cars or people, our costs have turned up rather significantly and quickly. There are many moving parts to explaining severity, and much remains more easily observed than explained. We have enough observations, have reacted, and will continue to do so. Our estimates of severity trend are now solidly more mid-single digit. Timing rate need is far from easy and always easier with hindsight. We clearly don’t want to be too early and restrict available growth or too late for obvious reasons. We now know we were a few months late. Our required increases are, as we prefer, at levels that we believe will not derail our customer retention efforts and, in concert with our many consumer quoting options, should allow us to remain highly competitive. A welcome change from many of the years past is that we expect to end the year with higher written premium per policy, on most products.

Hail, floods, winds, and fires all factor into the results as loss cost events, and for us hail almost certainly has the highest per minute event cost. The bigger issue is overall rate level to reflect the more macro underlying changes in claims severity and, more so than in the past, frequency. While cost is one dimension of weather-related events, the other is the satisfaction our customers express with our claims response following any one of the numerous catastrophes.

As records for heat and drought seem to be re-established daily in many parts of the country, it’s providing for a meaningful increase in riding days for our motorcycle customers and, while happy for them especially after the rains of last year, from an insurance perspective, the exposure is greater than normal and is being reflected in our loss costs.

Our Commercial Auto business has not been spared from these trend changes, especially in the trucking business, and while rate actions were taken last year and earlier this year, they are being evaluated for continued adequacy based on recent data. Our Commercial Auto policies are mostly annual terms, which best meet customer needs but reduces our ability to reflect rate in renewals as quickly as auto thus putting an even greater premium on timing.

While few issues compare to rate adequacy in our business, we did have two exciting announcements worth noting, both designed to increase consumers’ interest and preference. The first was in our mobile offerings where we released a mobile application using the camera to capture driver’s license and insurance ID card information as a substantial part of a fast auto insurance quote and we expanded our mobile quoting application from one driver/one vehicle to up to three of each.

The second was our expansion of usage-based segmentation to a broader audience of, as Flo might say, “Well everyone.” Our understanding and comfort with the data resulting from our many years of research and more specifically since the reformulation into our Snapshot Discount® structure, tells us that we have what we consider to be the most powerful rate segmentation variable we have ever used. As such, we are reasonably sure that a large percentage of consumers are being charged premiums greater than the risk they present and a smaller percentage consume more of the cost than they pay for. While a clearly reasonable proposition, determining where an individual risk might fall based on individual driving behaviors has been outside the capability of auto insurance science to-date. That’s changed and we are inviting people, at no cost, to see how they might fare by taking a thirty day free trial without disturbing their current insurance arrangements. We will have the opportunity to offer our rate, adjusted for driving behavior, after thirty days to anyone taking the trial. They can then compare our rate offer with what they are currently paying and make an informed decision going forward. We call it test-driving Snapshot; anyone who thinks they may have been paying more than their fair share just might be right and now they can find out.

For more information on how to take Snapshot® for a test drive and our supporting research visit www.progressive.com/snapshot.

As for our investment portfolio, our strategy remains largely unchanged. Within portfolio sectors, we continuously look for greater value without changing our investment style or duration. And while along with many others we are somewhat frustrated with sustained portfolio returns of low single digits, but are very comfortable with our course of action for now. Year-to-date, our total return was 3.6%. Our comprehensive assessment of companywide risk, contingency considerations, and the strength of our capital position are all very strong.

Clearly the underwriting margin is the story of the quarter and may well be for some months, but we believe that actions taken or well underway will correct that trajectory and importantly not diminish any of the initiatives that hold so much promise for the future. I look forward to updating you next quarter.

Glenn M. Renwick
President and Chief Executive Officer